HDS INTERNATIONAL CORP.
10 Dorrance Street
Suite 700
Providence, Rhode Island  02903
Tel:  (401) 400-0028

August 17, 2011

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	HDS International Corp.
Form 15-12G Acc No. 0001078782-11-002201 Form 15-12G Acc No. 0001078782-11-001558 Form 15F-12G Acc No. 0001078782-11-001556
SEC File No. 000-53949

Ladies and Gentlemen:

HDS International Corp. formerly GMV Wireless, Inc. (the "Registrant") hereby requests immediate withdrawal of its requests to terminate the registration of its common shares (0.001 par value) under Section 12(g) of the Securities Exchange Act of 1934, as amended., which were filed with the SEC on June 3, 2011 as set forth above (Form 15-12G and Form 15F-12(G) and again on August 15, 2011 (Form 15-12G/A).  The Form 15-12G/A filed on August 15, 2011 was intended to be filed to withdraw all of the foregoing Form 15s.

The Registrant believes that the withdrawal of the Form 15s is consistent with the public interest and the protection of investors.  The Form 15s filed on June 3, 2011 were filed in error and the Registrant believes that it is in the best interest of its shareholders to maintain its reporting status with the SEC.

In further support of its request, the Registrant advises the SEC has filed all reports required to be filed with the SEC and that it is current in its reporting obligations with the SEC and will continue to be so in the future.

If you have questions or wish to discuss any of the matters raised in this letter, please contact at the address and telephone number set forth in the letterhead.  Thank you for your consideration.

Yours truly,

HDS INTERNATIONAL CORP.

BY:	TASSOS D. RECACHINAS
Tassos D. Recachinas, President

MS:Jl
cc:           The Law Office of Conrad C. Lysiak, PS